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BakerBotts.com

June 27, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Maryse Mills-Apenteng, Special Counsel,
Office of Information Technologies and Services

Re:                             CommerceHub, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-210508)

Dear Ms. Mills-Apenteng:

We hereby electronically file on behalf of CommerceHub, Inc. (“CommerceHub”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”), originally filed on March 31, 2016.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Douglas Wolfson, Vice President and General Counsel of CommerceHub, dated June 16, 2016 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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Summary, page 1

1.                                      Comment:  We note your response to prior comment 2 and the revised disclosure on page 31. As previously requested, please include this information in the Summary.

Response:  We have revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

2.                                      Comment:  We note your response to prior comment 3.  It is not appropriate to selectively identify customers solely on the basis of name recognition.  To the extent you have not used objective criteria to select the customer relationships you disclose, please consider removing them.

Response:  We have removed the identification of these customers here and throughout the Registration Statement in response to the Staff’s comment.

Capitalization, page 47

3.                                      Comment:  You state in response to prior comment 1 that the terms of the credit facility are currently in negotiations and are therefore not presently known.  As it appears this agreement will be finalized prior to the Spin-Off, please revise to include a discussion of the negotiated terms, when finalized, including the impact of additional interest expense on your financial statements.

Response:  In response to the Staff’s comment, we have updated the “Description of Certain Indebtedness” section on page 78 with the anticipated terms of the credit facility. We have also revised disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 68 and 70 to disclose that additional interest expense is expected upon closing of the credit facility.

4.                                      Comment:  We note from your response to prior comment 11 that following the Spin-Off, additional compensation expense may be recorded for modifications to your stock options and stock appreciation rights.  Please revise your disclosures here and elsewhere throughout the filing to disclose, if true, that material compensation expense may be incurred as a result of such modification.  Also, consider providing an estimated range of such expense, if determinable.

Response:  We have revised the disclosure on pages 41, 47, F-12 and F-38 of the Registration Statement in response to the Staff’s comment to disclose that additional compensation expense may be incurred as a result of the award modification. However, as noted in our response to prior comment 11, because the fair value of the modified awards immediately after the Spin-Off is not known, CH Parent cannot estimate the compensation expense that may be recorded in conjunction with the modification of stock options and stock appreciation rights.

5.                                      Comment:  We note that you expect approximately $80.6 million out of $98.8 million in share-based compensation liability will be paid prior to the Spin-Off, and the remaining $18.2 million in share-based compensation awards will be converted into options to acquire shares of Series C common stock.  Assuming that $18.2 million is classified in adjusted equity, we note that the adjusted total equity would be $43.2 million, which is different from the adjusted total equity of $37.6 million disclosed in your capitalization table.  Please explain this difference.

Response:  In the capitalization table, CH Parent had assumed that $5.6 million (the difference between $43.2 million and $37.6 million) would be distributed to stockholders as a dividend upon Spin-Off. However, as the payment of a dividend is dependent on the availability of cash upon Spin-Off and is therefore not guaranteed, we have reclassified this amount from adjusted total equity to adjusted cash in the revised capitalization table on page 47 of the

Registration Statement in response to the Staff’s comment, and the capitalization table includes a footnote explanation of this amount. As a result, adjusted total equity in the capitalization table is now $43.2 million.

Certain Relationships and Related Party Transactions

Relationships Between CH Parent and Liberty and/or Liberty Media

Reorganization Agreement, page 95

6.                                      Comment:  Please tell us whether assets and liabilities, other than those of Commerce Technologies, will be transferred to CH Parent under the reorganization agreement.  If so, please tell us how this is reflected in the financial statements of CommerceHub, Inc.

Response:  Other than cash, the amount of which is not known (and therefore not reflected in the financial statements of CommerceHub, Inc.), no additional assets or liabilities, other than those of Commerce Technologies, will be transferred to CH Parent under the reorganization agreement.

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note (11) Share-Based Awards, page F-10

7.                                      Comment:  We note your disclosure on page 40 regarding the effect of the Spin-Off on outstanding CommerceHub incentive awards.  Please include similar disclosure in the notes to the financial statements including a discussion of any additional material compensation expense that may be incurred as a result of modifying such awards.  Similar concerns apply to your notes to the consolidated financial statements for the years ended December 31, 2015 and 2014.

Response:  We have revised the disclosure on page F-12 of the March 31, 2016 condensed consolidated financial statements and page F-38 of the December 31, 2015 consolidated financial statements included in the Registration Statement in response to the Staff’s comment to disclose that additional compensation expense may be incurred as a result of the award modification. Because the fair value of the modified awards immediately after the Spin-Off is not known, CH Parent cannot estimate the compensation expense that may be recorded in conjunction with the modification of stock options and stock appreciation rights.  Because the plan agreement governing these awards requires an equitable option modification, when such circumstances exist, CH Parent does not expect the award adjustments to result in any material incremental compensation, and disclosure to that effect is included throughout the Registration Statement as discussed above.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              CommerceHub, Inc.

Douglas Wolfson